Exhibit 3.2

FOURTH AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF

SHORE BANCSHARES, INC.

The Amended and Restated By-Laws of Shore Bancshares, Inc., as amended by a First Amendment, Second Amendment and a Third Amendment thereto, are hereby further amended by deleting Sections 1 of ARTICLE I in its entirety and substituting the following in lieu thereof:

SECTION 1. Annual Meeting. A meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other business of the Corporation shall be held annually at such date and time as the Board of Directors may determine.